Via Edgar

April 26, 2012	Martin H. Neidell Direct Dial 212-806-5836 Direct Fax 212-806-7836 mneidell@stroock.com

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Folake Ayoola, Esq.

Re:	Cedar Realty Trust, Inc. Registration Statement on Form S-3 Filed March 6, 2012 File No. 333-179932

Dear Ms. Ayoola:

We are writing on behalf of Cedar Realty Trust, Inc. (the “Company”) in response to the Staff’s comment letter dated March 29, 2012 related to the above-referenced Form S-3 registration statement.  Concurrently with the submission of this response to the comment letter, we are filing on behalf of the Company Amendment No. 1 to the Form S-3, together with an appropriate request for acceleration of the effectiveness of the registration statement.

A courtesy copy of Amendment No. 1 which is being filed on the date hereof, together with the acceleration request, is being sent to you by courier service to assist in your review.  Amendment No. 1 has been marked to reflect all changes from the initial filing.

Set forth below are the Staff’s numbered comments and the Company’s responses.

Incorporation of Certain Documents by Reference

Comment:	1.
You have incorporated by reference your Form 10-K for 2011.  The Form 10-K incorporates disclosure from a proxy statement that is not yet filed.  In order to have a complete Section 10(a) prospectus, please either file the definitive proxy statement before the Form S-3 is declared effective or include the officer and director information in the Form 10-K.  Please refer to Question 123.01 of the Division’s Compliance and Disclosure Interpretations, located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, for guidance.

Response:		The definitive proxy statement has been filed and is incorporated by reference into the S-3 Registration Statement.

Selling Stockholders

Comment:	2.
With respect to the shares to be offered for resale by Fifth Third Bank, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers for those shares.  Please refer to Section 140 of the Division’s Compliance and Disclosure Interpretations, located at http://www.sec.gov/
divisions/corpfin/guidance/regs-kinterp.htm, for guidance.

Response:		Disclosure has been made with respect to the natural persons who exercise sole or shared voting and/or dispositive powers.

Item 17.  Undertakings

Comment:	3.	Please tell us why you have not provided the undertakings in Item 512(a)(5)(i) of Regulation S-K.

Response:		The requisite undertakings have been included.

We believe the Company has addressed all the Staff’s comments and in accordance with your letter of March 29, 2012 have filed by Edgar a request for acceleration of the effectiveness of the registration statement.  We have requested that this registration statement be declared effective on or about May 2, 2012.

If, after review, you have any questions or further thoughts, please do not hesitate to call me at 212-806-5836.  Your continued cooperation in this matter is most appreciated.

Very truly yours,

/s/ Martin H. Neidell
Martin H. Neidell
MHN:fc

cc: Duc Dang, Esq.